Exhibit 99.3

Fourth Quarter and Fiscal Year 2012 Financial Results Conference Call March 4th 2013

Conference and webcast details 2 CEO CFO & COO (IL) Chairman & Chief Innovation Officer Director, Investor Relations David Reis Erez Simha Scott Crump Shane Glenn Speakers Live Dial-in Information PRIMARY DIAL-IN: (866) 270-6057 INTERNATIONAL DIAL-IN: (617) 213-8891 PARTICIPANT PASSCODE: 82394547 PRIMARY DIAL-IN: (888) 286-8010 INTERNATIONAL DIAL-IN: (617) 801-6888 AVAILABLE FROM: 03/04/2013 10:30 AM ET AVAILABLE TO: 03/11/2013 11:59 PM ET PARTICIPANT PASSCODE: 14644950 ONLINE LIVE WEBCAST AND REPLAY: http://www.media-server.com/m/p/aix9b7e6 Replay Dial-in Information

Stratasys Forward looking statement 3 Statements in this presentation about Stratasys’ beliefs, intentions and expectations, including statements regarding the management of Stratasys, Inc. and Objet Ltd. as a combined company, the benefits of the proposed combination of the companies, and the future financial performance of the combined company after their merger, are forward-looking statements. The statements involve risks and uncertainties, both known and unknown, that may cause actual results to differ materially from those projected in this presentation. Actual results may differ materially due to a number of factors, including the risk and uncertainty that the businesses of the two companies may not be integrated successfully; the risk that the merger may involve unexpected costs or unexpected liabilities; the risk that synergies from the merger may not be fully realized or may take longer to realize than expected; the risk that management’s focus on and disruptions arising from the merger make it more difficult to maintain relationships with customers, employees, or suppliers. Stratasys’ ability to achieve the results presented in any forward-looking statement will depend on numerous factors, including its ability to penetrate the 3D printing market; its ability to achieve the growth rates experienced in preceding quarters; its ability to introduce, produce and market both existing and new consumable materials, and the market acceptance of these materials; the impact of competitive products and pricing; its timely development of new products and materials and market acceptance of those products and materials; the success of Stratasys’ recent R&D initiative to expand the DDM capabilities of its core FDM technology; and the success of Stratasys’ RedEyeOn DemandTM and other paid parts services. These and other applicable factors are discussed in this presentation and in Stratasys’ filings with the Securities and Exchange Commission. These filings include the definitive proxy statement/prospectus filed with the SEC on August 8, 2012, as well as the filings that Stratasys, Inc. has made with the SEC and that Stratasys Ltd. has made and will make with the SEC in the future, including its report on Form 20-F to be filed for the year ended 12/31/2012. Any forward-looking statements included in this presentation are as of the date they are given, and Stratasys does not intend to update them if its views later change, except as may be required by law. These forward-looking statements should not be relied upon as representing Stratasys’ views as of any date subsequent to the date they are given.

Opening Remarks Scott Crump, Chairman & Chief Innovation Officer 4 March 4th 2013

Opening Remarks David Reis, CEO 5 March 4th 2013

Released strong Q4 and fiscal year 2012 results. Closed merger and initiated sales and marketing integration plan. Expanding applications and driving adoption. Strong long-term outlook. 6 Q4 & FY12 Conference Call Highlights Introduced new product and channel initiatives.

Discussion of Fourth Quarter Financials Erez Simha, CFO & COO (IL) 7 March 4th 2013

Financial Results Stratasys Ltd. Proforma Combined Non-GAAP Except Revenue ($ in millions unless noted otherwise) 8 FY-11 FY-12 % Change YOY Unit Sales 3,531 4,551 +29% Total Revenue 277.0 359.1 +30% Revenue/ Employee 0.299 0.319 +7% Gross Profit % margin 156.4 56.5% 208.4 58.0% +33.3% Operating Expenses % of sales 105.6 38.1% 134.2 37.4% +27.1% Operating Profit % margin 50.8 18.3% 74.2 20.7% +46% Pre-tax Profit % margin 50.1 18.1% 76.3 21.2% +52% Tax Rate 25.8% 21.8% EBITDA 60.7 88.1 +45% Net Income % margin 37.2 13.4% 59.6 16.6% +60% EPS (Diluted) $0.94 $1.49 +59.1% Diluted Shares 39.6 M 39.9 M Annual Highlights: Revenue growth of 30% YOY Unit sales growth of 29% YOY Non-GAAP GM expansion to 58.0% from 56.5% Non-GAAP net income growth of 60% YOY Non-GAAP EPS of $1.49 versus $0.94 Backlog of $28.6 million

9

Financial Results

Stratasys Ltd. Proforma Combined

Revenue

($ in millions)


Total Revenue - YTD
+31%
$233.2
$43.8
$306.0
+21%
$53.0
FY2011
FY2012
Product Revenue
Service Revenue

Annual Highlights:

- System revenue +33% YOY
- Consumable revenue +26% YOY
- Maintenance revenue +19%YOY
- RedEye revenue +24% YOY
- Drivers: Fortus and Polyjet systems, DDM applications, RedEye


Total Revenue – Annual Trend
$233.2
$43.8
$306.1
$53.0
FY2011
FY2012
Product Revenue
Service Revenue

Stratasys

10

Financial Results

Stratasys Ltd. Proforma Combined

System Unit Sales[1]

Total Units – YTD


+29%
3,531
4,551
FY2011
FY2012
System Unit Sales

Annual Highlights:

- Fortus, Polyjet and uPrint growth
- Mojo introduction
- 29,816 cumulative systems sold!

Total Units – Annual Trend


15,748
18,284
21,735
25,266
29,816
3,001
2,536
3,451
3,531
4,551
FY2008
FY2009
FY2010
FY2011
FY2012
System Unit Sales
Cumulative System Unit Sales

(1) Includes all systems sold by Stratasys, Inc., Objet Ltd., and Solidscape Inc.

Stratasys

Gross Margin – Annual Trend ($ in millions unless noted otherwise) FY-11 FY-12 % Change YOY Product Revenue % of sales 233.2 84% 306.0 85% +31.2% Service Revenue % of sales 43.8 16% 53.0 15% +21% Product Gross Profit % margin 137.5 59.0% 190.2 62.1% +38% Service Gross Profit % margin 18.9 43.1% 18.2 34.3% -4% Total Gross Profit % margin 156.4 56.5% 208.4 58.0% +33% Annual Highlights: High-margin system and consumable sales Better overhead coverage Inventory build for distribution centers RedEye sales mix and fixed costs expansion Financial Results Gross Profit Stratasys Ltd. Proforma Combined Non-GAAP Except Revenue 11

Operating Profit Analysis – Quarterly Trend Operating Profit Analysis – Annual Trend ($ in millions unless noted otherwise) FY-11 FY-12 % Change YOY R&D Expense % of sales 28.9 10.4% 33.3 9.3% +15% SG&A Expense % of sales 76.6 27.7% 100.9 28.1% +32% Total Operating Exp. % of sales 105.6 38.1% 134.2 37.4% +27% Total Operating Profit % margin 50.8 18.3% 74.2 20.7% +46% Annual Highlights: Leverage from strong system, consumables and service sales Investing for future growth Financial Results Operating Profit Stratasys Ltd. Proforma Combined Non-GAAP 12

Financial Results Stratasys Ltd. Proforma Combined Non-GAAP Except Revenue ($ in millions unless noted otherwise) Q4-11 Q4-12 Change YOY Unit Sales 967 1,136 +17% Total Revenue $78.3 $96.4 +23% Revenue/ Employee 0.085 0.086 +1.3% Gross Profit % margin 44.6 56.9% 55.7 57.8% +25% Operating Expenses % of sales 29.1 37.2% 37.4 38.8% +28% Operating Profit % margin 15.5 19.7% 18.4 19.1% +19% Pre-tax Profit % margin 15.4 19.6% 19.8 20.5% +29% Tax Rate 24.1% 17.0% EBITDA 16.7 22.7 +36% Net Income % margin 11.7 14.9% 16.3 16.9% +41% EPS (Diluted) $0.30 $0.40 +33% Diluted Shares 39.5 M 40.3 M 13 Quarter Highlights: Revenue growth of 23% YOY Non-GAAP GM expansion to 57.8% from 55.9% Non-GAAP net income growth of 41% YOY Non-GAAP EPS of $0.40 versus $0.30

14

Financial Results

Stratasys Ltd. Proforma Combined

Revenue

($ in millions)

Total Revenue - Quarter


+23%
$66.5
$11.8
$81.7
+25%
$14.7
Q4-2011
Q4-2012
Product Revenue
Service Revenue

Quarter Highlights:

- System revenue +25% YOY
- Consumable revenue +17% YOY
- Maintenance revenue +22% YOY
- RedEye revenue +33% YOY
- Drivers: Fortus and Polyjet systems, DDM applications, RedEye

Total Revenue – Quarterly Trend


$66.5
$11.8
$81.7
$14.7
Q4-11
Q4-12
Product Revenue
Service Revenue

Stratasys FOR A 3D WORLD

Financial Results Stratasys Ltd. Proforma Combined System Unit Sales1 15 Total Units – Quarter Total Units – Quarterly Trend Includes all systems sold by Stratasys, Inc., Objet Ltd., and Solidscape Inc. +17% Quarter Highlights: Fortus Polyjet Mojo

Gross Margin – Quarterly Trend ($ in millions unless noted otherwise) Q4-11 Q4-12 % Change YOY Product Revenue % of sales $66.5 85% $81.7 84.7% +22.8% Service Revenue % of sales 11.8 15% 14.7 15.3% +24.9% Product Gross Profit % margin 39 58.6% 50.9 62.4% +30.5% Service Gross Profit % margin 6 47.2% 4.8 32.5% -14% Total Gross Profit % margin 44.6 56.9% 55.7 57.8% +25.1% Financial Results Gross Profit Stratasys Ltd. Proforma Combined Non-GAAP Except Revenue 16 Quarter Highlights: High-margin system and consumable sales Better overhead coverage RedEye sales mix and fixed costs expansion

Operating Profit Analysis – Quarterly Trend ($ in millions unless noted otherwise) Q4-11 Q4-12 % Change YOY R&D Expense % of sales 7.4 9.4% 9.2 9.6% +25.2% SG&A Expense % of sales 21.8 27.8% 28.1 29.2% +29.3% Total Operating Exp. % of sales 29.1 37.2% 37.4 38.8% +28.3% Total Operating Profit % margin 15.4 19.7% 18.4 19.1% +19.0% Financial Results Operating Profit Stratasys Ltd. Proforma Combined Non-GAAP 17 Quarter Highlights: Strong system, consumables and service sales Investing for future growth

18

Financial Results

Stratasys Ltd. Proforma Combined

Growth Drivers

	Q4-2012 (YOY)		FY2012 (YOY)	
	Units	Dollars	Units	Dollars
Systems	+17%	+25%	+29%	+33%
Consumable Revenue	--	+17%	--	+26%
Maintenance Revenue	--	+22%	--	+19%
RedEye Parts Services	--	+33%	--	+24%

Stratasys FOR A 3D WORLD

Financial Results Stratasys Ltd. Proforma Combined Revenue Geographic Mix 19

20 Reconciliation of Pro Forma GAAP to Pro Forma Non-GAAP Results of Operations Stratasys Ltd. Combined ($ in thousands except per share data)

21 Reconciliation of Pro Forma GAAP to Pro Forma Non-GAAP Results of Operations Stratasys Ltd. Combined ($ in thousands except per share data)

22

Reconciliation of Non-GAAP Adjustments

Stratasys Ltd. Combined

	Q4-11	Q4-12	FY-11	FY-12
Cost of sales, products				
Objet intangible assets amortization expense	$ (9,824)	$ (9,824)	$ (39,294)	$ (39,294)
Solidscape intangible assets amortization expense	(436)	(436)	(1,163)	(1,744)
Non-cash stock-based compensation expense	(259)	(360)	(808)	(1,190)
Merger related expense	-	(194)	-	(265)
Expense related to the revaluation of Solidscape, Inc. and Fasotech Co. LTD inventory at acquisition	-	(121)	(561)	(471)
	(10,519)	(10,935)	(41,826)	(42,964)
Cost of sales, services				
Non-cash stock-based compensation expense	(438)	(397)	(1,504)	(1,475)
Research and development, net				
Non-cash stock-based compensation expense	(879)	(988)	(3,005)	(3,597)
Selling, general and administrative				
Objet intangible assets amortization expense	(2,242)	(2,242)	(8,967)	(8,967)
Solidscape intangible assets amortization expense	(133)	(133)	(356)	(533)
Non-cash stock-based compensation expense	(5,024)	(5,187)	(18,349)	(21,592)
Solidscape acquisition expense	-	-	(615)	-
Merger related expense	-	(2,497)	-	(9,262)
	(7,399)	(10,059)	(28,287)	(40,354)
Other income				
Sale of an equity investment	-	-	(626)	-
Sale of an auction rate security	-	-	(1,205)	-
	-	-	(1,831)	-
Income taxes				
Tax expense related to non-GAAP adjustments	1,285	2,606	4,768	7,225
Net income	$ 17,950	$ 19,773	$ 68,023	$ 81,165

Stratasys
FOR A 3D WORLD™

Financial Results Balance Sheet Summary Stratasys Ltd. Proforma Combined ($ in millions unless noted otherwise) 23 Selected balance sheet items ($mm) FY-11 FY-12 Cash , Cash Equivalents & Inv. $127.7 $155.5 LT Liabilities 1.0 2.9 Accounts Receivable 41.2 64.7 Inventories 48.8 68.0 Net Working Capital 140.3 228.9 Highlights $155.5 M in cash & investments Q4 DSO = 61.7

Reconciliation of GAAP to Non-GAAP Guidance ($ in millions unless noted otherwise) Revenue $430 to $445 Non-GAAP Net Income $ (1) Stock-Based Compensation Exp. $20.5 - $23.0 (2) Amortization of Intangibles $60.5 (3) Merger-Related Expenses $7.2 - $8.8 GAAP Net Income ($16.0) – ($6.3) GAAP EPS ($0.41) – ($0.16) Non-GAAP EPS $1.80 - $1.95 Fiscal 2013 Financial Guidance Revenue (M) $430 - 445 Non-GAAP EPS $1.80 - $1.95 Financial Guidance Revenue and Earnings Guidance Stratasys Ltd. 24

Revenue growth Operating margin1 Net income margin1 Effective tax rate1 +20% 20% – 25% of sales 15% – 20% 16% - 21% of sales Financial Guidance Long-Term Target Operating Model Stratasys Ltd. 25 1 Non-GAAP.

26 Financial Results & Projections Stratasys Ltd. Proforma Combined Non-GAAP Except Revenue ($ in millions unless noted otherwise)

Strategic Overview David Reis, CEO 27 March 4th 2013

Stratasys Merger Update 28 Transaction closed on December 1st Cross-trained 18 resellers Integrated sales and marketing operations Began cross-selling January 1 Initiating broader integration plan Exciting growth opportunities Premier portfolio of 3D printing solutions and technology Powerful strategic position Financially compelling combination

Stratasys Shaping the next industrial revolution 29 We transform the way individuals, teams and organizations work Prototypes Production parts Comcept Models

30

Industry

Professional Market Opportunity

Underpenetrated market with less than **50,000 Commercial 3D Printing Systems** sold[1]

Millions of 2D & 3D CAD seats worldwide


3D mechanica l CAD design
Virtual design Animation
Medical CT and MRI scanners
Reverse engineering 3D scanners
Free 3D modeling e.g. Google SketchUp
3D Architectural CAD design
3D Content
Concept Models
Prototypes
Production parts

Stratasys FOR A 3D WORLD

[1]49,035 total systems installed industry wide at the end of 2011. Sources: Wohlers Report 2012 and John Peddle CAD Report

Stratasys Transforming Design & Manufacturing 31 FOCUSED STRATEGY ATTRACTIVE OUTLOOK LEVERAGEABLE MODEL MARKET OPPORTUNITY Underpenetrated market Expanding use of 3D content Change in the status quo Solution driven Technology focused Expand applications & drive adoption Scalable technology Indirect channel strategy High-margin recurring consumable and service revenue Early stages of growth Multi-year secular growth opportunity 20%+ top line with bottom-line leverage

Stratasys Three distinct technologies Complementary platforms 32 Thermoplastic output Durable Office friendly Resin output High feature and surface finish Multi-material capabilities Scalable Wax output High precision and detail Castable FDM Inkjet based SolidScape

Stratasys Complementary product portfolio 33 Three individual suites of products. Spanning the spectrum of professional 3D printing. 1 2 3 Idea series Design series Production series It’s not just a 3D printer. It’s an idea engine. The power of prototyping. Maximised. Production. Without the line.

34

Stratasys

Product for every stage

Idea Series	($10,000 – $20,000)	*Concept models*

- Concept models
- Give form to the idea quickly
- Office friendly


uPrint
Mojo
NEW

Design Series	($25,000 – $600,000)	*Prototypes*

- Prototypes
- Visual & functional verification
- Versatile


Desktop
Dimension
Fortus 250mc
Eden Family
Connex Family
Objet 1000
NEW

Production Series	($30,000 – $380,000)	*Manufacturing*

- Finished parts
- Production applications
- Materials, speed, & accuracy


Fortus 360mc
Fortus 400mc
Fortus 900mc
3Z Pro®
NEW

Stratasys FOR A 3D WORLD

Stratasys Professional Market Opportunity 35 Value in Design Design Applications Prototypes Production parts Liberate Creativity Shorten Design Cycles Accelerate Lead Times Eliminate Costly Design Errors Concept Models

Stratasys Professional Market Opportunity 36 Value in Design Microsoft Prototypes Production parts Concept Models

Stratasys Professional Market Opportunity 37 Manufacturing Applications Prototypes Production parts Usable parts Reduce manufacturing cost Improve manufacturing flexibility Enable mass customization Value in manufacturing Concept Models

Stratasys Professional Market Opportunity 38 Prototypes Production parts Value in manufacturing Paris Fashion Week Concept Models

Stratasys Indirect channel strategy 39 Rehovot, Israel Joint headquarters Billerica MA, USA Baden-Baden, Germany Tokyo, Japan Shanghai, China Total resellers and agents: 260 Total channel managers: 42 Hong Kong Bangalore, India Ontario, CA, USA Minneapolis, MN, USA Joint headquarters Frankfurt, Germany Merrimack NH, USA

Identifying new applications for our proprietary 3D printing technologies and expand into new vertical markets and applications. Driving further market adoption through lower capacity entry level systems. Leveraging global reseller network to expand customer base and further penetrate existing customers. Maintaining and extending our technology lead and growing through strategic acquisitions. 40 Summary Introduced new product and channel initiatives.

Stratasys Q&A 41 We are passionate believers in the value and power of 3D printing, and in the change it can bring to the world. And we’re here to lead it.